Exhibit 99.1

PRESS RELEASE
November 18, 2021 at 7:00 am EST

Gambling.com Group Limited Reports Third Quarter 2021 Financial Results

Company reports year-over-year revenue growth of 37% to $10.1 million

Diluted earnings per share of $0.13

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services active exclusively in the global online gambling industry, today announced its operating and financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•
Revenue of $10.1 million grew 37% compared to $7.4 million in the same period for the prior year
•
Net income of $4.7 million, or $0.13 per diluted share, compared to a net income of $2.3 million, or $0.08 per diluted share, in the same period for the prior year
•
Adjusted EBITDA of $3.5 million decreased 14% compared to $4.0 million in the same period for the prior year, representing an Adjusted EBITDA margin of 34%1
•
Free cash flow of $0.8 million decreased 81% compared to $3.9 million in the same period for the prior year2

Third Quarter 2021 Business Highlights

•
Completed successful public listing of common shares on the Nasdaq Global Market under the ticker symbol "GAMB"
•
Announced appointment of Mr. Daniel D'Arrigo to Board of Directors
•
Received temporary supplier license from the Arizona Department of Gaming to provide marketing services to licensed operators in the state and launched free-to-use comparison of legal online sports betting services on BetArizona.com
•
Launches of Marylandbets.com, casinosource.nl and gambling.com/nl providing bettors in Maryland and the Netherlands with trusted and up to date gambling information to help them place safe and secure legal wagers
•
Completed acquisition of domains suitable for targeting the US market

“Our financial performance in the third quarter remained strong as we grew revenue by 37% compared to the prior year and, despite the third quarter being the seasonally slowest quarter of the year, delivered an Adjusted EBITDA margin of 34%,” said Charles Gillespie, Chief Executive Officer and co-founder of Gambling.com Group. "Importantly, after the quiet summer months of July and August, we delivered all-time-high revenue in September. With the launch of Arizona and the kickoff of the NFL season, we saw a significant uplift in U.S. revenue in September and our U.S. performance exceeded our internal expectations. Entering the quarter with good momentum we are encouraged by the start to our seasonally stronger fourth quarter. We remain highly focused on prudently growing the Company through both sustained organic growth and future accretive acquisitions which we continue to actively pursue"

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

2 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Third Quarter 2021 vs. Third Quarter 2020 Financial Highlights

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, except for share and per share data, unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME DATA
Revenue	$10,123	$7,406	$2,717	37%
Operating expenses	(7,722)	$(3,931)	$(3,791)	96%
Operating profit	2,401	3,475	(1,074)	(31)%
Income before tax	2,694	2,609	85	3%
Net income for the period attributable to the equity holders	$4,675	$2,303	$2,372	103%
Net income per share attributable to ordinary shareholders, basic	0.14	0.08	0.06	75%
Net income per share attributable to ordinary shareholders, diluted	0.13	0.08	0.05	63%

n/m = not meaningful

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
NON-IFRS FINANCIAL MEASURES
Adjusted EBITDA	$3,464	$4,027	$(563)	(14)%
Adjusted EBITDA Margin	34%	54%	n/m	n/m
Free Cash Flow	754	3,917	(3,163)	(81)%

n/m = not meaningful

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	Amount	%
	(in thousands, unaudited)
OTHER SUPPLEMENTAL DATA
New Depositing Customers (1)	27	28	(1)	(4)%

(1)
We define New Depositing Customers, or NDCs, as unique referral of a player from our system to one of our customers that satisfied an agreed metric (typically making a deposit above a minimum threshold) with the customer, thereby triggering the right to a commission for us.

	AS OF SEPTEMBER 30,	AS OF DECEMBER 31,	CHANGE
	2021	2020	$	%
	(Unaudited)
	(in thousands, USD)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	$53,160	$8,225	$44,935	n/m
Working capital (2)	55,064	10,059	45,005	n/m
Total assets	91,648	45,383	46,265	n/m
Total borrowings	5,919	5,960	(41)	n/m
Total liabilities	11,373	11,171	202	n/m
Total equity	80,275	34,212	46,063	n/m

(2)
Working capital is defined as total current assets minus total current liabilities.

n/m = not meaningful

Revenue

Total revenue in the third quarter increased 37% to $10.1 million compared to $7.4 million in the comparable period for the prior year. On a constant currency basis, revenue increased $2.3 million, or 30%. The increase was driven by improved monetization of NDCs that we attribute to a combination of technology improvements and changes in product and market mix. NDCs decreased 4% to 27,000 compared to 28,000 in the prior year.

Our revenue disaggregated by market is as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
U.K. and Ireland	$4,483	$4,311	$172	4%
Other Europe	2,718	1,162	1,556	134%
North America	2,270	1,081	1,189	110%
Rest of the world	652	852	(200)	(23)%
Total revenues	$10,123	$7,406	$2,717	37%

Revenue increases were primarily driven by organic growth in our Other Europe and North American markets.

Our revenue disaggregated by monetization is as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Hybrid commission	$2,808	$3,847	$(1,039)	(27)%
Revenue share commission	829	794	35	4%
CPA commission	5,455	2,535	2,920	115%
Other revenue	1,031	230	801	348%
Total revenues	$10,123	$7,406	$2,717	37%

Revenue increases were driven primarily by additional CPA commission and Other revenue. The increase in Other revenue was driven primarily by bonuses related to achieving certain operator NDC performance targets.

Our revenue disaggregated by product type from which it is derived is as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Casino	$7,965	$6,354	$1,611	25%
Sports	2,076	858	1,218	142%
Other	82	194	(112)	(58)%
Total revenues	$10,123	$7,406	$2,717	37%

Revenue increases were driven by growth in revenue from casino and sports products.

Operating Expenses

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Sales and marketing expenses	$3,587	$1,790	$1,797	100%
Technology expenses	1,123	663	460	69%
General and administrative expenses	2,978	1,402	1,576	112%
Allowance for credit losses and write offs	34	76	(42)	(55)%
Total operating expenses	$7,722	$3,931	$3,791	96%

n/m = not meaningful

Total operating expenses increased by $3.8 million to $7.7 million compared to $3.9 million in the prior year. On a constant currency basis, operating expenses increased by $3.5 million to $7.7 million compared to $4.2 million in the prior year. The increase was driven primarily by headcount across Sales and Marketing, Technology, and General and Administrative functions as we invest in the Company's organic growth initiatives as well as increased administrative expenses associated with operating as a public company.

Sales and Marketing expenses totaled $3.6 million compared to $1.8 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount and professional services.

Technology expenses totaled $1.1 million compared to $0.7 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount partially offset by capitalized development costs.

General and Administrative expenses totaled $3.0 million compared to $1.4 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount, professional services, and insurance expenses.

Earnings

Adjusted EBITDA decreased by 14% to $3.5 million compared to $4.0 million in the prior year representing an Adjusted EBITDA margin of 34%. The decrease was driven primarily by increased operating expenses partly offset by increased revenue.

Operating profit in the third quarter decreased 31% to $2.4 million compared to $3.5 million in 2020. The decrease was driven primarily by a decrease in Adjusted EBITDA and an increase in share-based payments expense.

Net income in the third quarter totaled $4.7 million, or $0.13 per diluted share, compared to net income of $2.3 million, or $0.08 per diluted share, in the prior year. The increase was primarily driven by the recognition of deferred tax assets related to the transferred intangible assets.

Free Cash-flow

Total cash generated from operations of $1.4 million decreased 65% compared to $4.0 million in the prior year. The decrease was driven primarily by decreased adjusted EBITDA, the settlement of non-recurring IPO-related expenses and income tax payments. Free cash flow totaled $0.8 million compared to $3.9 million in the prior year. The decline was the result of decreased cash flow generated from operations and increased capital expenditures consisting primarily of the acquisition of domain names and capitalized development costs.

Balance Sheet

Cash balances as of September 30, 2021 totaled $53.2 million, an increase of $45.0 million compared to $8.2 million as of December 31, 2020. Working capital as of September 30, 2021 totaled $55.1 million, an increase of $45.0 million compared to $10.1 million as of December 31, 2020.

Total assets as of September 30, 2021 were $91.6 million compared to $45.4 million as of December 30, 2020. Total borrowings, including accrued interest, totaled $5.9 million compared to $6.0 million as of December 31, 2020. Total liabilities were $11.4 million compared to $11.2 million as of December 31, 2020.

Total equity as of September 30, 2021 was $80.3 million compared to $34.2 million as of December 31, 2020.

The increases in working capital, total assets, and total equity were driven primarily by the net proceeds received from the IPO and operating profit and net income generated by the Company.

2021 – 2023 Financial Targets

Total Revenue Growth	> Average 40%
Adjusted EBITDA Margin[3]	> Average 40%
Leverage[4]	< Net Debt to Adjusted EBITDA 2.5x5

2021 Outlook

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our third quarter results came in a bit above our expectations and after slow summer trading our financial performance accelerated in September to close out the quarter with the best month in the Company's history. Our Adjusted EBITDA margin of 34% in the quarter was healthy despite a seasonally slow quarter and investments in scaling the organization for organic growth initiatives and operating as a public company. This is consistent with our prior guidance that our near-term margins may deviate from our average 40% target as we invest in our organic growth plan and pursue our M&A strategy. For the full year, we are reiterating our expectation to achieve both above 40% year-on-year organic revenue growth and approximately 40% Adjusted EBITDA margin. We remain in a very strong financial position after the IPO last quarter which offers us significant optionality going forward to execute our growth plan and each of our capital allocation priorities.”

Conference Call Details

Date/Time:	Thursday, November 18, 2021, at 9:00 am EST
Webcast:	https://www.webcast-eqs.com/gamb20211118/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918

To access the call, please dial in approximately ten minutes before the start of the call. An accompanying slide presentation will be available in PDF format within the “News & Events” section of the Company’s website.

An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.

###

For further information, please contact:

Media: Derek Brookmeyer, Gambling.com Group, media@gdcgroup.com, 616-528-0882

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com, 312-445-2877

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry, based on September 30,2021 revenue. The Company has more than 200 employees and operates from offices in Ireland, the United States and Malta. Through its proprietary technology platform, the Company publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Company owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting. Gambling.com Group is publicly traded on the Nasdaq Global Market.

3 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

4 Leverage is defined as Net Debt as a proportion of Adjusted EBITDA.

5 Net Debt is defined as Borrowings less Cash and Cash Equivalents.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(USD in thousands, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Revenue	10,123	7,406	32,032	17,713
Sales and marketing expenses	(3,587)	(1,790)	(9,435)	(5,661)
Technology expenses	(1,123)	(663)	(2,757)	(1,705)
General and administrative expenses	(2,978)	(1,402)	(9,137)	(3,347)
Allowance for credit losses and write offs	(34)	(76)	66	(239)
Operating profit	2,401	3,475	10,769	6,761
(Losses) gains on financial liability at fair value through profit or loss	—	(411)	—	1,810
Finance income	884	13	1,436	328
Finance expense	(591)	(468)	(1,352)	(1,636)
Income before tax	2,694	2,609	10,853	7,263
Income tax credit (charge)	1,981	(306)	733	(653)
Net income for the period attributable to the equity holders	4,675	2,303	11,586	6,610
Other comprehensive income
Exchange differences on translating foreign currencies	(1,785)	784	(2,987)	750
Total comprehensive income for the period attributable to the equity holders	2,890	3,087	8,599	7,360
Net income per share attributable to ordinary shareholders, basic	0.14	0.08	0.39	0.24
Net income per share attributable to ordinary shareholders, diluted	0.13	0.08	0.34	0.22

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	SEPTEMBER 30, 2021	DECEMBER 31, 2020
ASSETS
Non-current assets
Property and equipment	535	515
Intangible assets	23,073	23,560
Right-of-use assets	1,564	1,799
Deferred tax asset	7,323	5,778
Total non-current assets	32,495	31,652
Current assets
Trade and other receivables	5,993	5,506
Cash and cash equivalents	53,160	8,225
Total current assets	59,153	13,731
Total assets	91,648	45,383
EQUITY AND LIABILITIES
Equity
Share capital	—	64
Capital reserve	55,895	19,979
Share options and warrants reserve	1,908	296
Foreign exchange translation reserve	(457)	2,530
Retained earnings	22,929	11,343
Total equity	80,275	34,212
Non-current liabilities
Borrowings	5,919	5,937
Lease liability	1,365	1,562
Total non-current liabilities	7,284	7,499
Current liabilities
Trade and other payables	2,995	2,428
Borrowings and accrued interest	—	23
Lease liability	405	413
Income tax payable	689	808
Total current liabilities	4,089	3,672
Total liabilities	11,373	11,171
Total equity and liabilities	91,648	45,383

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Cash flow from operating activities
Income before tax	2,694	2,609	10,853	7,263
Finance (income) expenses, net	(293)	455	(84)	1,308
Losses (gains) on financial instruments valuation	—	411	—	(1,810)
Adjustments for non-cash items:
Depreciation and amortization	585	552	1,801	1,603
Movements in credit loss allowance	34	76	(66)	239
Other write offs	87	—	87	—
Share option charge	402	—	1,466	—
Cash flows from operating activities before changes in working capital	3,509	4,103	14,057	8,603
Changes in working capital
Trade and other receivables	503	60	(741)	(1,081)
Trade and other payables	(1,903)	11	807	51
Income tax paid	(728)	(206)	(1,264)	(206)
Cash flows generated by operating activities	1,381	3,968	12,859	7,367
Cash flows from investing activities
Acquisition of property and equipment	(62)	(51)	(227)	(68)
Acquisition of intangible assets	(565)	—	(2,359)	—
Cash flows used in investing activities	(627)	(51)	(2,586)	(68)
Cash flows from financing activities
Issue of ordinary shares and share warrants	41,922	—	41,922	630
Equity issue costs	(6,070)	—	(6,070)	(40)
Repayment of notes and bonds	—	—	—	(3,444)
Interest paid	(243)	—	(364)	(677)
Warrants repurchased	—	—	—	(129)
Principal paid on lease liability	(64)	(76)	(159)	(151)
Interest paid on lease liability	(47)	(46)	(143)	(145)
Cash flows generated from (used in) financing activities	35,498	(122)	35,186	(3,956)
Net movement in cash and cash equivalents	36,252	3,795	45,459	3,343
Cash and cash equivalents at the beginning of the period	17,168	6,958	8,225	6,992
Net foreign exchange differences on cash and cash equivalents	(260)	98	(524)	516
Cash and cash equivalents at the end of the period	53,160	10,851	53,160	10,851

Supplemental Information

Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. When we use the term “constant currency,” we adjust for the impact related to the translation of our condensed consolidated financial statements from EUR to USD by translating financial data for the three months September 30, 2020 using the same foreign currency exchange rates that we used to translate financial data for the three months ended September 30, 2021.

Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 3 Significant Accounting Policies,” within the Notes to the Condensed Consolidated Financial Statements.

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding our 2021 outlook and future results of operations and financial position, whether we can sustain our organic growth and make accretive acquisitions, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE			NINE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Net income for the period attributable to the equity holders	$4,675	$2,303	2,372	103%	$11,586	$6,610	4,976	75%
Add Back:
Net finance (income) costs (1)	(293)	866	(1,159)	(134)%	(84)	(502)	418	(83)%
Income tax (credit) charge	(1,981)	306	(2,287)	(747)%	(733)	653	(1,386)	(212)%
Depreciation expense	42	31	11	35%	124	90	34	38%
Amortization expense	543	521	22	4%	1,677	1,513	164	11%
EBITDA	$2,986	$4,027	(1,041)	(26)%	$12,570	$8,364	4,206	50%
Share-based payments	402	—	402	100%	1,466	—	1,466	100%
Non-recurring accounting and legal fees related to the offering	76	—	76	100%	974	—	974	100%
Non-recurring employees’ bonuses related to the offering	—	—	—	0%	1,097	—	1,097	100%
Non-recurring related to lease termination	—	—	—	0%	—	155	(155)	(100)%
Adjusted EBITDA	$3,464	$4,027	$(563)	(14)%	$16,107	$8,519	$7,588	89%

(1)
Net finance (income) costs is comprised of gains or losses on financial liability at fair value through profit or loss, finance income, and finance expense.

n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE		NINE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Revenue	$10,123	$7,406	2,717	37%	$32,032	$17,713	14,319	81%
Adjusted EBITDA	3,464	4,027	(563)	(14)%	16,107	8,519	7,588	89%
Adjusted EBITDA Margin	34%	54%	n/m	n/m	50%	48%	n/m	n/m

n/m = not meaningful

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Condensed Consolidated Statement of Cash Flows for the period specified:

	THREE MONTHS ENDED SEPTEMBER 30,		CHANGE		NINE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Cash flows generated by operating activities	$1,381	$3,968	(2,587)	(65)%	$12,859	$7,367	5,492	75%
Capital Expenditures	(627)	(51)	(576)	n/m	(2,586)	(68)	(2,518)	n/m
Free Cash Flow	$754	$3,917	(3,163)	(81)%	$10,273	$7,299	$2,974	41%

n/m = not meaningful

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Condensed Consolidated Statement of Income for the period specified:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
	(in thousands USD, except for share and per share data, unaudited)
Net income for the period attributable to the equity holders	4,675	2,303	11,586	6,610
Weighted-average number of ordinary shares, basic	32,364,114	27,570,812	29,830,319	27,486,143
Net income per share attributable to ordinary shareholders, basic	0.14	0.08	0.39	0.24
Net income for the period attributable to the equity holders	4,675	2,303	11,586	6,610
Weighted-average number of ordinary shares, diluted	36,184,575	30,666,166	33,640,305	30,725,252
Net income per share attributable to ordinary shareholders, diluted	0.13	0.08	0.34	0.22